UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13 G/A
                               AMENDMENT #1

                 Under the Securities Exchange Act of 1934


                          Trycera Financial, Inc.
                             (Name of Issuer)

                       Common Stock, par value $.001
                     Options to Purchase Common Stock
                      (Title of Class of Securities)

                                89845Q 10 4
                              (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jason Daggett

2.   Check the Appropriate Box if a Member of a Group:
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power              12,500(1)
     6.   Shared Voting Power           602,302(2)
     7.   Sole Dispositive Power         12,500(1)
     8.   Shared Dispositive Power      602,302(2)
          (1) The shares represent shares underlying options that are eligible to be exercised. The Reporting Person was granted a total of 50,000 options on May 27, 2004 that vest as follows: (i) 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue, (ii) 1/12th for each $250,000 in aggregate gross revenue achieved since inception, and (iii) immediately in the event of a Corporate Transaction, as defined in the 2004 Stock Option/Stock Issuance Plan of the Issuer.
          (2) Of these shares, 552,302 are held in the name of a limited limited company, and 50,000 are held in the name of a company owned by the Reporting Person. The Reporting Person has voting control of these shares.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     614,802

10.  Check if the Aggregate Amount in Row 9. Excludes Certain Shares

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.

     9.9%

12.  Type of Reporting Person

     IN

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Item 1.
     (a)  Name of Issuer:  Trycera Financial, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          170 Newport Center Drive, Suite 210, Newport Beach, CA   92660

Item 2.
     (a)  Name of Person Filing:  Jason Daggett

     (b)  Address of Principal Business Office or, if none, Residence:
          4080 Paradise Road, #15-168, Las Vegas, NV   89109

     (c)  Citizenship:  United States

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  89845Q 10 4

Item 3.   Not Applicable

Item 4.   Ownership

     (a)  Amount beneficially owned:                                    614,802
     (b)  Percent of class:                                                9.9%
     (c)  Number of shares as to which the person has:
          (i)    Sole power to vote or to direct the vote             12,500(1)
          (ii)   Shared power to vote or to direct the vote          602,302(2)
          (iii)  Sole power to dispose or to direct the
                 disposition of                                       12,500(1)
          (iv)   Shared power to dispose or to direct the
                 disposition of                                      602,302(2)
               (1) The shares represent shares underlying options that are eligible to be exercised. The Reporting Person was granted a total of 50,000 options on May 27, 2004 that vest as follows:
          (i) 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue, (ii) 1/12th for each $250,000 in aggregate gross revenue achieved since inception, and
          (iii) immediately in the event of a Corporate Transaction, as defined in the 2004 Stock Option/Stock Issuance Plan of the Issuer.
               (2) Of these shares, 552,302 are held in the name of a limited limited company, and 50,000 are held in the name of a company owned by the Reporting Person. The Reporting Person has voting control of these shares.

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Mr. Daggett has voting control for a limited liability company that individually owns more than 5% of the Issuer.

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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     By signed below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2005
                                             /s/ Jason Daggett
                                             Jason Daggett


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